

April 12, 2011

Mr. Marc N. Teal
Principal Financial Officer
Boston Capital Tax Credit Fund III, L.P.
One Boston Place, Suite 2100
Boston, Massachusetts 02108

    Re: Boston Capital Tax Credit Fund III, L.P.
             Form 10-K for the year ended 3/31/2010
             Filed on 6/29/2010
             File No. 000-21718

Dear Mr. Marc N. Teal:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief